FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 12, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of March 31, 2012

(presented on a comparative basis with 2011 and 2010)

UNAUDITED FINANCIAL STATEMENTS

as of March 31, 2012

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF INCOME

STATEMENT OF COMPREHENSIVE INCOME

BALANCE SHEET

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENT OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

MACROECONOMIC OVERVIEW – 2012 FIRST QUARTER

International Context

The world economy seems to be entering a stage of downturn after two years of continuous growth. Developing economies continue to be the drivers of economic growth but at rates lower than those recorded in recent years. Developed countries, in turn, show different behaviors: while the United States is expected to grow during this first quarter at a rate of approximately 1.5%, Europe is estimated to record another quarter of economic contraction (-0.5%).

Though public debt and deficit levels in the United States are still significantly high and unemployment is quite unable to reach levels similar to those recorded prior to the 2009 crisis, operators are generally optimistic in the light of the recent data obtained in terms of employment creation and industrial performance. On the monetary side, the Federal Reserve announced its intention to keep reference rates very low at least through the end of 2014, in an attempt to reactivate the economy considering that the inflation level is close to target.

Specialists estimate that growth rates of European countries will be zero or negative during these first months of the year, except for Germany that continues on the path of economic growth (0.3% during the first quarter), far lower than in previous years but helping to support an agitated Europe. In February 2012, the Eurozone  countries agreed to  approve a new rescue package for Greece implemented during the month of March. With a more than 85% acceptance and an actual reduction of 74%, Greece secured a debt reduction of approximately €110 billion and, additionally, the granting of €130 billion in loans by international agencies (117 billion by the ECB and 13 billion by the IMF). Nevertheless, Fitch ratings agency downgraded Greece’s long-term debt to selective default. In addition, it was reported that unemployment in the Eurozone would reach 10.7% of the economically active population, with Spain, Greece and Portugal reaching much higher peaks.

As mentioned before, China and the rest of developing countries continue to be responsible for the world’s economic growth during this first quarter. In the first case, the strong shrinkage of the European economy had a direct impact on the Chinese manufacturing industry (as it is its main commercial partner), generating during the first months of 2012 the lowest GDP growth level over the past three years (8.1% compared to estimated 8.4%). In spite of this, the economic slowdown has not had an impact on the main commodities prices yet.

Oil

The first quarter of the year continued to be affected by the particularly weak economic performance of developed countries, specially in Europe, and its impact on the rest of the world markets. On the geopolitical side, the UN intensified actions on Iran and suggested Persian crude client countries to replace that source of supply. The stabilization of Lybian supply at levels recorded prior to the armed conflict, in addition to increased Saudi Arabian volumes, contributed to such effect.

Crude oil world demand increased 0.34 million barrels per day, averaging a slight increase of 0.4% compared to the same quarter of 2011. Emerging economies, less affected by the crisis, showed increases in general (led by China and the rest of Asia) in contrast to a significant drop in developed economies (United States and the European Union), except for Japan that recorded increased purchases of fossil fuels to the detriment of nuclear generation.

Supply, in turn, increased 1.94 million barrels per day, exhibiting a 2.2% yoy rise. OPEC countries were responsible for virtually all the increase in supply for the period (95%), with marked performances by Saudi Arabia, Kuwait and United Arab Emirates. Supply by non-OPEC countries, responsible for the remaining 5%, showed mixed effects led by North America and Latin America, in contrast to the drops in the North Sea, Middle East and Africa.

West Texas Intermediate (WTI) reference crude oil averaged U$S102.9 per barrel, a 10% rise compared to same period of 2011 and close to the quarterly historical record for this type of crude. Brent crude oil (United Kingdom and recent reference of world crude oils) averaged US$118.6 with a premium over the WTI of approximately US$16, in line with 2011 average differential.

Argentina

GDP growth rates during the first quarter of 2012 were positive but lower compared to values in previous years. The livestock sector had a strong boost in February (7.6% compared to same month of previous year) and partially offset the farming sector’s results considering the drought that affected crops during the quarter under review. Industrial activity, in turn, recorded a 2.2% increase in 2012 first quarter, with a strong slowdown of the chemical, agrochemical and basic metal industries (with values nearing -8%). Regarding the Argentine trade balance, the quarter under review was affected by import control measures which mainly impacted on purchases of intermediate and capital goods. In this way, the trade balance accumulated during the first two months of the year amounted to US$1,892 million, accounting for a 69% improvement compared to same period of previous year.

Despite the positive trade balance, foreign exchange supply was insufficient on account of the lower capital inflow, and partial restrictions on the purchase of foreign exchange imposed by the National Government by the end of 2011 continued as a vehicle to recover the level of reserves in light of interest maturities of Boden 15 and Bonar X. Nevertheless, the level of reserves as of March 31, 2012 amounted to US$47,291 million, 2% higher compared to 2011 closing level. The dollar, in turn, closed at 4.38 pesos per dollar in March, which implied an additional nominal devaluation of 2,0% compared to December and a continued path of actual exchange rate appreciation. The country risk, in turn, averaged 822 basis points in the quarter.

Regarding energy, the highlight for the quarter was the partial elimination of subsidies to electricity, gas and water and the application of new charges. With gas increases ranging between 60% and 182% and electricity increases between 63% and 790% to end users, the National Government seeks to reduce the significant fiscal burden posed by energy imports.

Liquid fuel demand showed different trends: while gasoline increased 12% during the first bimester compared to same period of previous year, the demand for gas oil dropped 3%.

Electric power demand recorded a significant yoy increase in the January-February bimester (7.7%), with a new record in power demand of 21,949 MW during February.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three–month periods ended March 31, 2012 and 2011:

(in millions of pesos)

Net income: Net income totaled P$144 million in the period under review and P$672 million in 2011 quarter, which includes a P$706 million gain from discontinued operations derived from the sale of equity interest in  Innova in March 2011.

Continuing operations accounted for a P$144 million gain in 2012 quarter compared to a P$34 million loss in 2011 quarter.

Net sales: Net sales increased P$134 million to P$2,723 million from P$2,589 million in 2011 quarter, mainly due to increases of P$378 million, P$339 million and P$50 million in the Oil and Gas Exploration and Production, Petrochemicals and Refining and Distribution business segments, respectively, partially offset by a P$238 million decrease in the Refining and Distribution segment and a P$395 million increase in eliminations attributable to intercompany sales.

Gross profit: Gross profit improved by P$45 million to P$682 million in the quarter under review from P$637 million in 2011 quarter, exhibiting a P$179 million improvement in the Oil and Gas Exploration and Production business segment, partially offset by decreases of P$44 million, P$40 million and P$37 million in the Refining and Distribution, Gas and Energy and Petrochemicals, respectively.

Administrative and selling expenses: Administrative and selling expenses totaled P$258 million in both periods.

Exploration expenses: Exploration expenses totaled P$24 million and P$45 million in 2012 and 2011 quarters, respectively. Expenses for 2012 quarter mainly result from on-shore geological and geophysical expenses in Argentina. Expenses for 2011 quarter are basically attributable to abandonment of exploration wells and on-shore geological and geophysical expenses in Argentina.

Other operating expenses, net: Other operating expenses, net decreased by P$175 million to P$94 million in 2012 quarter from P$269 million in 2011 quarter, basically due to the P$209 million loss from impairment charge on operations in Ecuador in 2011 quarter.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a P$56 million loss in 2012 quarter, compared to a gain of P$15 million in 2011 quarter. This decrease is basically attributable to equity in earnings of Distrilec, which accounted for losses of P$77 million in 2012 quarter and P$17 million in 2011 quarter and, to a lesser extent, reduced results of Refinor, which accounted for a P$2 million loss in the period under review compared to a gain of P$17 million in 2011 quarter.

Operating income: Operating income rose P$170 million to P$250 million in 2012 quarter from P$80 million in 2011 quarter, exhibiting improvements in terms of gross profit, reduced exploration expenses and other operating expenses, net. These positive effects were partially offset by losses on equity in earnings of affiliates.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) improved P$39 million, accounting for a P$29 million loss in 2012 and P$68 million loss in 2011 quarter, basically due to a P$29 million reduction in interest expense, net primarily attributable to the Company’s lower level of indebtedness.

Income tax: Income tax charge totaled P$77 million in 2012 quarter and P$46 million in 2011 quarter, as a consequence of improved results for the period under review.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

Net sales: Net sales for this business segment increased P$378 million to P$1,269 million in 2012 quarter from P$891 million in 2011 quarter.

Oil sales increased 48.2% to P$1,009 million in 2012 quarter from P$681 million, mainly as a result of an improvement in average sales prices and, to a lesser extent, a growth in sales volumes. The rise in sales volumes is basically attributable to increased production from the Neuquén basin as a consequence of good results from the drilling campaign in Medanito field and, to a lesser extent, the start of operations of a crude oil treatment plant in the Austral basin, which allowed to reverse the effect of the natural decline of mature fields in Argentina.

Gas sales increased 28.6% to P$252 million in 2012 quarter from P$196 million in 2011 quarter, mainly as a result of an improvement in average sales prices and, to a lesser extent, a growth in sales volumes. The rise in sales volumes is attributable to the start of production of non-conventional gas wells in the Neuquén basin.

Gross profit: Gross profit for this business segment increased P$179 million to P$450 million in 2012 quarter from P$271 million and margin on sales grew to 35.5% in 2012 quarter from 30.4% in 2011 quarter. This improvement is primarily attributable to the rise in average sales prices and, to a lesser extent, the increase in sales volumes of oil equivalent. These effects were partially offset by an increase in the lifting cost.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales decreased P$238 million to P$1,591 million in 2012 quarter from P$1,829 million in 2011 quarter, mainly due to a P$233 million reduction in refined product sales and the transfer of the catalytic reformer plant to the Petrochemicals segment which accounted for P$145 million sales in 2011 quarter, partially offset by a P$140 million rise in oil sales.

Lower refined products sales in 2012 quarter are attributable to the sale of San Lorenzo Refinery and the associated fuel sales network, effected May 2, 2011, partly offset by a partial recovery in domestic sales prices.

In the quarter under review total sales volumes of refined products dropped 44% to 490.6 thousand cubic meters from 875.7 thousand cubic meters in 2011 quarter. Lower sales volumes are basically attributable to the sale of San Lorenzo Refinery and the associated fuel sales network.

Crude oil sales to third parties increased P$140 million to P$189 million in 2012 quarter from P$49 million in 2011 quarter, as a result of the combined effect of increased sales volumes and an improvement in average sales prices in line with international reference prices.

Gross profit: Gross profit for this business segment declined P$44 million to P$152 million from P$196 million in 2011 quarter, as a result of lower sales volumes due to the sale of San Lorenzo Refinery and the associated fuel sales network. Partial increases in sales prices were not enough to offset the rise in costs for the purchase of oil and higher prices for imported diesel oil. As a result, margin on sales dropped to 9.6% in 2012 quarter from 10.7% in 2011 quarter.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales rose P$339 million to P$669 million in 2012 quarter from P$330 million in 2011 quarter, of which P$216 million are attributable to sales by the catalytic reformer plant, which were shown in the Refining and Distribution segment in 2011 quarter.

Styrenic products sales revenues in Argentina improved P$123 million to P$453 million from P$330 million, mainly as a result of a 20.7% rise in sales volumes due to the labor strikes in 2011 quarter that affected production and delivery. In addition, the slight improvement in average sales prices had a positive impact.

Gross profit: Gross profit dropped P$37 million to P$7 million from P$44 million in 2011 quarter, and gross margin on sales decreased to 1% from 13.3%. This decline is basically attributable to the increase in the cost of raw material which could not be passed through to sales prices since the same are in line with international prices. In addition, the catalytic reformer plant shutdown had a negative impact on 2012 quarter and resulted in imports of certain supplies at international prices, at values well above domestic production costs.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

Net sales: In 2012 quarter, net sales for electricity generation increased P$25 million to P$375 million from P$350 million in 2011 quarter, mainly due to an improvement in sales volumes, partially offset by a decline in average sales prices.

Net sales attributable to Genelba Power Plant increased P$7 million to P$218 million from P$211 million. The increase in sales results from an 8.1% rise in sales volumes to 1,3443 GWh in 2012 from 1,243 GWh in 2011 as a consequence of scheduled shutdowns for maintenance works in 2011 quarter. Average sales prices dropped 12.5% to P$135.2 per MWh in 2012 quarter from P$155.3 per MWh in 2011 quarter, mainly because recognition of higher operation and maintenance costs and increased power price was reduced as a result of the expiration of the Generators Agreements.

Net sales attributable to Genelba Plus Power Plant rose P$18 million to P$132 million from P$114 million, mainly due to a 19% increase in sales volumes to 394 GWh in 2012 quarter from 331 GWh in 2011 quarter as a result of an increased hiring level and contract utilization factor.

Net sales attributable to Pichi Picún Leufú totaled P$23 million in 2012 quarter and P$25 million in 2011 quarter. Reduced sales in 2012 quarter are basically attributable to an 8% decline in energy deliveries to 170 GWh in 2012 from 185 GWh in 2011, as a result of the lower water supply in the Comahue basin. Average sales prices were similar in both quarters, nearing P$135 per MWh.

Gross profit: Gross profit for electricity generation decreased P$49 million to P$67 million in 2012 quarter from P$116 million in the same period of previous year, mainly due to a decrease in average sales prices and an increase in Genelba Power Plant dollar-denominated costs and reduced generation volumes in Pichi Picún Leufú power plant, all effects being partially offset by a better performance of Genelba Plus Power Plant.

 - Marketing and Transportation of Gas

Net sales: Sales revenues increased P$65 million to P$371 million in 2012 quarter from P$306 million, basically as a consequence of a rise in gas sales revenues.

Revenues from gas sales increased P$69 million to P$267 million from P$198 million, basically due to an improvement in average sales prices and, to a lesser extent, a growth in sales volumes to 299 million cubic feet per day in 2012 from 285 million cubic feet per day in 2011.

Revenues from liquid fuel sales were similar in both quarters and amounted to P$98 million in 2012 quarter and P$101 million in 2011 quarter. The improvement in average sales prices resulting from the recovery in international prices was offset by a decline in sales volumes.

Gross profit: Gross profit totaled P$26 million in 2012 quarter and P$23 million in 2011 quarter.

Summarized Balance Sheet and Income Statement Structure

Statistical Data

For the three-month period ended				
		03/31/2012	03/31/2011	03/31/2010	03/31/2009	03/30/2008
Crude oil sales (thousands of barrels)						
Argentina		3.367	3.192	3.667	3.376	3.406
Perú	**(a)**	-	-	-	767	770
Bolivia		38	40	44	54	55
Ecuador	**(b)**	-	-	235	297	486
Total		3.405	3.232	3.946	4.494	4.717
Natural gas sales (thousands of cubic feets)						
Argentina		24.995	23.391	26.206	29.029	25.812
Perú	**(a)**	-	-	-	512	584
Bolivia		830	928	1.194	1.331	1.590
Total		25.825	24.319	27.400	30.872	27.986
Petrochemical sales (tons)						
Fertilizers (tons)	**(c)**	-	-	19.722	51.245	40.807
SBR (tons)		12.305	12.774	11.927	9.580	12.400
Styrene (Argentine) (tons)		23.914	17.410	27.360	12.012	27.752
Styrene (Brazil) (tons)	**(d)**	-	42.016	31.779	32.261	27.456
Polystyrene (Argentine) (tons)		17.475	11.310	16.632	14.104	13.376
Polystyrene (Brazil) (tons)	**(d)**	-	38.269	30.810	24.265	26.152
Other derivered products (m3)	**(e)**	90.548	-	-	-	-
		144.242	121.779	138.230	143.467	147.943
Refining products sales (m3)						
Gasoline		141.259	182.449	198.761	189.166	238.331
Gas oil		200.000	365.495	422.635	470.998	468.006
Fuel Oil / IFOs / Asphalts		117.470	206.502	241.172	237.441	184.091
Other derivered products (m3)	**(e)**	31.892	121.263	92.667	131.082	168.509
		490.621	875.709	955.235	1.028.687	1.058.937
Electricity generation (gwh)						
Energy produced		1.522	1.420	1.443	1.409	1.421
Contracted sales		780	598	684	588	600
Spot sales		1.144	1.161	1.055	1.005	950
Total sales		1.924	1.759	1.739	1.593	1.550

(a) In april 2009 the Company sold assets in Peru.
(b) In November 2010 concluded contracts in Ecuador.
(c) In January 2010 the Company sold the fertilizer business.
(d) In March 2011 the Company sold Innova.
(e) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

Listed Price of the Company´s Share

Outlook

In 2012 the Company will boost its investment plans with a focus on consolidating business performance, by optimizing the use of its working capital, securing funding sources and managing its operations in an increasingly efficient manner.

In the Oil and Gas Exploration and Production business segment, our challenge is to consolidate our exploration asset portfolio for the purpose of increasing current reserve and production levels. To such effect, we will make investments in developing new projects and move forward on existing projects. Additionally, we will continue developing studies on Argentine offshore areas and implementing projects for the exploitation of non-conventional reservoirs, tight gas and shale gas, by using innovative technology in the country.

In the Refining and Distribution business segment, we will make investments to meet the new fuel quality specifications, keeping the Petrobras brand as a synonym for good service, quality and technology.

In the Petrochemicals business segment, we will focus on maintaining and securing our position in the Styrenics market.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and at the same time develop profitable marketing alternatives. Along these lines and within the framework of negotiations with the authorities, we are evaluating projects to increase thermoelectric generation capacity.

Our performance during 2011 and that projected for 2012, evidence and strengthen Petrobras Argentina’s strategy to concentrate its businesses and investments in the Republic of Argentina. We are also committed to ensure a management that allows to offer high quality products and services and, at the same time, contribute to the growth and development of the communities where the Company operates.

Carlos Alberto da Costa

Chief Executive Officer

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of March 31, 2012

(presented on a comparative basis with 2011 and 2010)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011 and 2010

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Stated in millions of Argentine pesos)

2011											
	Attributable to shareholders of the company											
	Capital stock				Rertained earnings							
					Reserve income							
	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Unappropriated retained earnings	Deferred income	Total	Non-controlling interest	Total equity
Balances as of December 31, 2010	**1.010**	**1.230**	**912**	**44**	**448**	**-**	**-**	**6.150**	**152**	**9.946**	**7**	**9.953**
Deferred income of the period (1)	-	-	-	-	-	-	-	-	(116)	(116)	-	(116)
Net income	-	-	-	-	-	-	-	671	-	671	1	672
Balances at the end of the period	**1.010**	**1.230**	**912**	**44**	**448**	**-**	**-**	**6.821**	**36**	**10.501**	**8**	**10.509**

	2012											
	Attributable to shareholders of the company											
	Capital stock				Rertained earnings							
					Reserve income							
	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Unappropriated retained earnings	Deferred income	Total	Non-controlling interest	Total equity
Balances as of December 31, 2011	**1.010**	**1.230**	**912**	**44**	**448**	**-**	**-**	**6.665**	**31**	**10.340**	**3**	**10.343**
Deferred income of the period	-	-	-	-	-	-	-	-	4	4	-	4
Shareholders' Meeting decisions of March 29, 2012												
Capitalization	1.009	-	-	-	-	-	-	(1.009)	-	-	-	-
Legal reserve	-	-	-	-	35	-	-	(35)	-	-	-	-
Future investments reserve	-	-	-	-		4.781	-	(4.781)	-	-	-	-
Future dividends reserve	-	-	-	-	-	-	900	(900)	-	-	-	-
Net income	-	-	-	-	-	-	-	144	-	144	-	144
Balances at the end of the period	**2.019**	**1.230**	**912**	**44**	**483**	**4.781**	**900**	**84**	**35**	**10.488**	**3**	**10.491**

(1) The change is net of the effects of the sale of Innova  in the amount of 134  (Note 18)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

 (Stated in millions of Argentine pesos)

Notes	2012	2011
Cash provided by (used in) operations:			
Net income		144	672
Reconciliation to net cash provided by (used in) operating activities:			
Equity in earnings of associates	12.3	56	(15)
Financial income and holding gains, net		(40)	(8)
Depreciation of property, plant and equipment	17	355	249
Disposal of property, plant and equipment		23	25
Gain from the sale of Innova S.A.	18	-	(706)
Devalorization for operations in Ecuador	8	-	209
Income tax	23	77	46
Income tax paid		(1)	-
Accrued interest		48	67
Other		12	(38)
Changes in assets and liabilities:			
Trade receivables		129	(213)
Other receivables		(20)	3
Inventories		(125)	(167)
Accounts payable		281	51
Payroll and social security taxes		(23)	(31)
Taxes payable		(33)	(40)
Other liabilities		(15)	(98)
Dividends collected	12,4	6	18
Interest paid		(1)	(36)
Net cash used in discontinued operations	18	-	(17)
Net cash provided by(used in) operations		873	(29)
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(516)	(408)
Net variation in investments other than cash and cash equivalents		54	9
Net cash used in investment activities for discontinued operations	18	-	(77)
Net cash used in investing activities		(462)	(476)
			-
Cash provided by (used in) financing activities:			-
Net decrease in short term debt		(8)	(7)
Cash long-term debt paid		-	(202)
Cash dividends paid		-	(5)
Net cash provided by financing activities for discontinued operations	18	-	4
Net cash used in financing activities		(8)	(210)
			-
			-
Effect of exchange rate change on cash		11	32
Increase (decrease) in cash		414	(683)
Cash and cash equivalents at the beginning of the year		1.192	2.113
Cash and cash equivalents at the end of the period	11	1.606	1.430

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012

(stated in millions of Argentine pesos, except as otherwise indicated)

1.    General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina´s shares are listed on the Buenos Aires Stock Exchange. The American Depositary Shares (“ADS”), representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has operations in Argentina, Bolivia, Ecuador, Venezuela and Mexico. As from March 31, 2011, the Company discontinued its businesses in Brazil (Note 18). The Company's fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on May 9, 2012.

1.3 Controlling Group

Petrobras Participaciones S.L. is the parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, marketing and transportation of oil and its byproducts in Brazil and abroad.

2. Main accounting policies

The main accounting policies adopted in the preparation of these financial statements are described below. These policies have been consistently applied to all periods/years presented, except as otherwise provided for.

2.1 Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through GR No.562/09 and supplements.

These financial statements prepared under the IFRS should be read jointly with the financial statements issued by the Company as of December 31, 2011. Therefore, they are presented without repeating certain notes previously disclosed, but including relevant notes generated within the interim period, particularly disclosures included in those financial statements relating to:

- Corporate reorganization of Petrobras Energía and Petrobras

Energía Participaciones S.A.

Note 1.2

- Hydroelectric royalties

Note 4.11

- Withholdings on exports of hydrocarbons

Note 4.12

- Oil and gas areas and participation in joint venture

Note 5

- Tariff situation of the public utility companies

Note 7.3

- Investment in Mixed Companies in Venezuela

Note 7.4

- Discontinued operations and assets held for sale

Note 8

-.Global Programs of nonconvertible bonds

Note 9.2

- Cross default clauses

Note 9.3

- Edesur indebtedness

Note 9.4

- CIESA indebtedness

Note 9.5

- TGS indebtedness

Note 9.6

- Contributions to finance Works in the energy sector in Argentina   Note 10

- Contingencies, allowances and environmental matters

Note 12

- Contractual commitments, warranty bonds, sureties and

guarantees granted

Note 13

- Social benefits and other payroll benefits

Note 16

- Balances and transactions with related companies

Note 17

- Financial and Equity Risk Management

Note 18

- Reconciliations to IFRS

Note 22 3

- Information about ownership in subsidiaries and affiliates

Note 23.6

- Oil and gas areas and participation in joint-ventures

Note 23.7

Financial statements as of December 31, 2011, issued by the Company on February 8, 2012, have been presented in accordance with generally accepted accounting standards in Argentina. Such standards differ in certain aspects from the IFRS. The effects of changes derived from application of the IFRS are shown in Note 29.

Amounts are stated in Argentine pesos, the currency of legal tender in the Republic of Argentina, and in accordance with the IFRS as issued by the IASB.

The accompanying unaudited financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these financial statements.

2.2 Interpretations and standards effective 2012

2.2.1 New standards, amendments and interpretations issued by the IASB mandatory for fiscal year beginning January 1, 2012 and adopted by the Company

The IASB has not issued new standards, amendments to standards and interpretations mandatory for fiscal year beginning January 1, 2012 that may have a material impact on the group.

2.2.2 New standards and interpretations issued by the IASB not yet effective or early adopted by the Company

IFRS  9 “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which sets out new requirements for the classification, measurement of financial assets and liabilities and impairment methodology.

IFRS 9 is applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 10 “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”, applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or right to variable returns of the investee and the ability to use power over the investee to affect the investor's returns. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirety.

IFRS 11 “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 “Joint Arrangements”, applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and joint controlled operations) or joint ventures (equivalent to the existing concept of jointly controlled entity).

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 11 requires the use of the equity method of accounting for interest in joint ventures thereby eliminating the use of the proportionate consolidation method.

IFRS 12 “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”, applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 applies to entities with interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 sets out disclosure objectives, as well as the minimum required disclosures to fulfill those objectives, which are those that help users of financial statements to evaluate the nature and risks associated with their interests in other entities.

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”, applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 13 provides a single framework for measuring fair value when so required by other standards. IFRS 13 applies to both financial and non-financial assets and liabilities measured at fair value. Fair value is measured as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

IAS 19 “Employee Benefits”

In June 2011, the IASB amended IAS 19 “Employee Benefits”, applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

The amendment to IAS 19 eliminates the option of deferred recognition of actuarial gains and losses for measuring defined benefit plans, which implies the recognition of differences in Other Comprehensive Income.

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB amended IAS 1 “Presentation of Financial Statements”, applicable to annual periods beginning on or after July 1, 2012, with earlier application permitted.

Amendment to IAS 1 improves the presentation of items by grouping items by nature within the Statement of Comprehensive Income that will be reclassified to profit or loss in subsequent periods, as required, and those that will not be reclassified to profit and loss.

Application of amendment to IAS 1 will not have an impact on the Company’s results of operations or financial position and will only imply new disclosures to the Statement of Comprehensive Income.

The Company did not elect for early application of any standard or interpretation permitted by the IASB.

The Company is now in process of analyzing the before mentioned standards. It is not possible to reasonably determine the impact of the potential effect until the end of the process.

2.3. Consolidation

2.3.1. Investments in related companies

2.3.1.1. Subsidiaries:

Subsidiaries are all entities over which the Company exercises control as a consequence of its power to govern the financial and operating policies, including generally a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated as from the date on which control is transferred to the Company. They are de-consolidated from date that control ceases.

The Company applies the acquisition method to account for business combinations. The acquisition cost is determined as the fair value of the assets transferred, capital instruments issued and debts assumed at acquisition date. Costs directly attributable to acquisition are charged to income as incurred. Identifiable assets acquired, contingent debts and liabilities assumed in a business combination are measured at fair value at acquisition date.

Non-controlling interest in the acquired company is measured at fair value at acquisition date or on the basis of the proportional share of net assets in the acquired company. The excess of acquisition cost and the non-controlling interest amount in the acquired company over the Company’s share of net identifiable assets is recorded as goodwill. If this value is lower than fair value of net assets acquired, the difference is recognized in the Consolidated Statement of Income.

Since the functional currency of some subsidiaries is their currency of legal tender, exchange gains or losses are generated as a result of intercompany operations. The same are included in “Other Financial Income (Expense)” in the Consolidated Statement of Income.

The accounting policies of subsidiaries have been changed as deemed necessary to secure consistency with the accounting policies adopted by the Company.

Petrobras Argentina has consolidated line by line its financial statements with those of companies over which it exercises control.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated in the consolidation. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

2.3.1.2. Interest in joint ventures

A joint venture is a contractual agreement whereby two or more parties engage in an economic activity subject to joint control. Joint control exists only when strategic financial and operating decisions relating to the activities require the unanimous consent of venturers. A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity to engage in economic activity that the group jointly controls with its fellow venturers.

2.3.1.2.1. Joint ventures

The Company uses the equity method to recognize its holding in entities under joint control. As of March 31, 2012 and 2011 and as of December 31, 2011 and 2010, the Company exercises joint control over Distrilec and CIESA.

The unrealized intercompany gains (losses) from transactions between the Company and entities under joint control are eliminated in proportion to the Company’s interest in such companies.

The accounting policies of entities under joint control were changed as deemed necessary to secure consistency with the accounting policies adopted by the Company.

2.3.1.2.2. Joint operations

The Company uses the proportionate consolidation method for interests in the different hydrocarbon exploration and production consortia. Such method implies the recognition of its percentage interest over the assets, liabilities, revenues, costs and expenses in each financial statement item.

Branch offices have been consolidated on a line by line basis.

2.3.1.3. Associates

Associate companies are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently measured under the equity method of accounting.

The unrealized intercompany gains (losses) from transactions between the Company and associates are eliminated in proportion to the Company’s interest in such companies.

The accounting policies of associate companies have been changed as deemed necessary to secure consistency with the accounting policies adopted by the Company.

Measurement of investments in associate companies, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.4. Financial Statements

In preparing these financial statements, financial statements of companies over which the Company exercises control, joint control and significant influence as of March 31, 2012 and 2011 and as of December 31, 2011 and 2010 have been used, or else the best available financial information as of those dates, adapted to the same period of time with respect to the Company’s financial statements. In addition, adjustments to adapt valuation criteria to those of the Company have been considered.

2.4. Translation of foreign operations

2.4.1. Functional and presentation currency

Items included in the financial statements of each of the Group are entities are measured using the functional currency, that is, the currency of the primary economic environment in which the entity operates. The functional currency for presentation of Petrobras Argentina’s financial statements is the Argentine peso, which is the group’s presentation currency.

2.4.2. Balances and transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction or valuation where items are re-measured.

Foreign exchange gains and losses resulting from settlement of such operations or from measurement at period-end of monetary assets and liabilities denominated in foreign currency are recognized profit and loss, except for cash flow or net investment hedges that qualify for exposure as other comprehensive income.

Foreign exchange differences are presented in the statement of income.

Changes in the fair value of investments denominated in foreign currency classified as available for sale are broken down into changes in amortized costs of the investment and other changes. Translation differences related to changes in amortized cost are recognized in the statement of income while other changes in carrying amount are recognized in other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as investments in entities held at fair value through profit or loss are recognized in the statement of income as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as investments in entities classified as available for sale, are included in other comprehensive income.

2.4.3. Controlled and associated companies

The results and financial position of controlled and associated companies that have a functional currency other than the Group presentation currency are translated into the presentation currency as follows:

- Monetary items denominated in a currency other than the functional currency are translated using the closing exchange rate;

- Non-monetary items remeasured in terms of historical cost in a currency other than the functional currency are translated using the prevailing exchange rates on the date of the transactions; and

- Non-monetary items which are remeasured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing on the date the fair value was determined.

Foreign exchange gains or losses are recognized in the statement of income under Financial Income (Expense) and Holding Gain (Loss). When an investment is sold or disposed of, in whole or in part, exchange differences are recognized in the statement of income as part of the gain/loss on the sale or disposal.

2.5. Operating Segments Reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, including the Company’s participation in oil and gas areas and its investments in Oleoductos del Valle S.A., Petrolera Entre Lomas S.A., OCP and direct and indirect interest in mixed companies in Venezuela.

b) Refining and Distribution, including the Company’s own operations in the refineries of Bahía Blanca and San Lorenzo and the gas station network (until May 2011), the Company’s equity interest in Refinería del Norte S.A. and the marketing of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

c) Petrochemicals, comprising the Company’s own styrenics operations developed in Argentina and Brazil (until March 2011).

d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquid fuels obtained from gas processing, gas and LPG brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor.

e)  Assets and operating income related to the Corporate Center, those not attributable to any given business segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values.

2.6. Valuation Criteria

The main valuation criteria used in the preparation of these financial statements are as follows:

 2.6.1 Financial Assets:

2.6.1.1. Classification of financial assets

The Company classifies its financial assets as follows:

Financial assets at fair value through profit or loss

This category includes financial assets acquired or held for trading or sale in the short term or when so designated by the Management. Gains and losses derived from changes in fair value are included in the statement of income.

Within this category, the Company has mutual funds which are measured at the value of shares at closing of each period/fiscal year.

Held-to-maturity assets

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturities, when the Company has the positive intention and ability to hold to maturity. Upon initial recognition, held-to-maturity investments are measured at amortized cost, using the effective interest method. Impairment loss is recognized as expense in the statement of income.

Within this category, the Company has certificates of deposit and investments in Group companies, which are measured at nominal value plus accrued interest as of closing of each period or fiscal year, according to the specific terms of each transaction, which do not significantly differ from the effective interest rate method, and adjusted at its recoverable value in case such value is exceeded.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets or liabilities, except for maturities greater than 12 month after the end of the reporting period. In this case, loans and receivables are classified as non-current assets and liabilities. They are classified as trade receivables and other receivables in these financial statements.

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the Company plans to dispose of the investment within 12 months of the end of the reporting period.

Changes in fair value of monetary securities classified as AFS and non-monetary securities classified as AFS are recognized in equity.

When securities classified as AFS are sold or there is evidence that a financial asset is impaired, adjustments to cumulative fair value accounted for in equity are included in the statement of income as "gains and losses derived from investment instruments". Interest on AFS securities calculated using the effective interest method is recognized in the statement of income. Dividends on AFS equity instruments are recognized in the statement of income when the Company’s right to receive payments is established.

2.6.1.2. Impairment of financial assets

The Company assesses as of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as AFS and of non-controlling interest, a significant or prolonged decline in the fair value of the security or interest below its cost is considered as an indicator that the security is impaired. If any such evidence exists for AFS financial assets, the cumulative loss (measured as the difference between acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in the statement of income) is removed from equity and is recognized in the statement of income. Impairment losses recognized in the statement of income on equity instruments are not reversed through profit or loss.

2.6.2. Cash and Cash equivalents:

Cash and cash equivalents includes cash in hand, term deposits and other short-term highly liquid investments with original maturities of three month or less.

Bank overdrafts are accounted for under “Bank and Financial Debts” in current liabilities in the consolidated financial statements.

2.6.3. Trade receivables and accounts payable:

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, net of an allowance for bad debts, if applicable.

An allowance for bad debts is set when there is objective evidence that the Company will not be able to collect all receivables according to the original maturities of receivables. In providing for such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash flow, net of effective interest rate. The asset value is presented net of an allowance for bad debts, if applicable. The allowance for bad debts is recognized in the statement of income and is shown in selling or administrative expenses, as applicable.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.6.4. Other receivables and payables:

Other receivables and payables are measured at fair value. In addition, “other receivables” include advances to suppliers measured on the basis of the amounts delivered.

2.6.5. Inventories:

Inventories are started at the lower of acquisition cost or net realizable value.

The net realizable value is the estimated selling price in the ordinary course of business, minus any estimated cost to complete and sell.

This item includes crude oil stock, raw materials and products in process and finished products relating to the Refining and Distribution, Petrochemicals and Gas and Energy business segments.

The total amount of inventories does not exceed the respective recoverable amounts in the ordinary course of business.

The assessment of the recoverable value is made at year-end, charging to income the adjusted value when the same are overvalued.

2.6.6. Assets held for sale:

“Assets held for sale” as of December 31, 2010 mainly include property, plant and equipment relating to the sale of San Lorenzo Refinery and other assets of the Refining and Distribution segment, which were classified as assets held for sale and, consequently, measured at their net realizable value.

2.6.7. Property, Plant and Equipment

2.6.7.1. General principles

The Company applied the exemption provided for under IAS 1, as described in Note 29.

Property, plant and equipment, except as indicated below, is started at acquisition cost restated in constant currency as stated in the preceding paragraph, less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure involves an improvement and it is probable that future net income, in excess of the originally assessed income, will be generated by such asset or when the expenditure relates to major maintenance works performed to recover the service capability for the continued use of the asset, provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

Property, plant and equipment related to foreign operations were remeasured in its functional currency at their historical exchange rates, and translated into Argentine pesos at the prevailing exchange rate at closing date in accordance with the method for translation of foreign operations described in Note 2.4.

2.6.7.2. Oil and Gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of well abandonment and plugging.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future well abandonment and plugging costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amounts payable is recognized.

2.6.7.3. Depreciation

The Company depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives.

 The depreciation method is revised at each year-end. If expectations differ from previous estimates, adjustments are made prospectively at closing of each year, if applicable.

 Petrobras Argentina depreciates each significant part of a Property, Plant and Equipment unit not related to oil and gas production areas that (i) is identifiable as an independent component with a significant cost in relation to the total value of the unit, and (ii) has an operating useful life that differs from another significant part of the same Property, Plant and Equipment unit.

2.6.7.4. Impairment of non–financial assets

The carrying value of property, plant and equipment does not exceed their recoverable value. The Company’s Management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) indicate that the carrying amount may not be recoverable. The book value of an asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

From a regulatory standpoint, recoverable amount is defined as the higher of fair value and value in use, the latter being defined as the addition of the discounted expected net cash flows that should arise as a result of the use and eventual final disposition of the assets. To such end, among other elements, the premises that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

Discount rates used are the respective weighted average cost of capital (“WACC”). For each asset or cash generating unit a specific WACC was determined which considers the business segment and the country where the operations are performed.

In subsequent periods, reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or cash generating unit is raised to the smaller of: a) the book value that the asset or cash generating unit would have had if the impairment had never been recognized; and b) its recoverable value.

As of March 31, 2012 and December 31, 2011 and 2010 there is no recognized impairment to be reversed.

2.6.8.  Accounting of derivative financial instruments

Derivative financial instruments are recognized at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of recognition, net of any collected or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedges, which have been designated as effective hedges, are recognized under “Deferred income” in the “Shareholders’ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial Income (Expense) and Holding Gain (Loss)”.

A hedge is considered to be effective when, as well as during its life, the change is within 80 to 125 percent of the opposite change of the hedged item. With respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence. The case could be, income (loss) arising from the hedge instrument that has been allocated to “Temporary Differences from measurement of derivative instruments designated as effective hedges”  remains there until the committed or projected transaction occurs, in the case of (a) and (b), and is charged to income in the case of (c).

During the three-month periods ended March 31, 2012 and 2011, the transactions with derivative financial instruments did not imply the recognition of significant gains and losses. At those dates, the Company did not hold any derivative instruments.

2.6.9.  Shareholders’ equity accounts:

The equity accounts have been prepared according to the application of accounting standards at transition date. Movements in the above mentioned accounts were recorded according to resolutions adopted at Shareholders’ Meetings, laws or regulations and even when the balance of such accounts would have been different if the IFRS had been previously applied.

Capital

The capital stock consists of contributions made by shareholders represented by shares and capitalization of retained earnings, and comprises outstanding shares at nominal value.

Adjustment to capital

Capital stock accounts were restated in constant currency in accordance with previous generally accepted accounting principles. The capital stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Adjustment to capital stock”.

Capital stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of bonus shares. In addition, this account may be used to cover accumulated losses, according to the order of absorption specified under “Retained earnings”.

Merger premium

The merger premium account was established in January 2005 as a result of the merger of Eg3, PAR and Petrolera Santa Fe, whereby, all assets, liabilities, rights and obligations of the absorbed companies were included in the Company’s equity and shares of the Company were issued based on the approved share exchange ratio.

Cost of Treasury Stock and Additional Paid-in capital on sale of Company’s stock

Until December 31, 2009, the Cost of Treasury Stock account comprised 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. Those shares were deducted from shareholders’ equity at acquisition cost and are shown in a separate line in the Statement of Changes in Shareholders’ Equity, at a cost and book value of 33.

During 2010 third quarter and in compliance with the terms and conditions in section 220 of the Business Associations Law (BAL), the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the BAL, and subsequently transferred to Optimum Petrobras Trust the remaining 3,277,418 shares of the Company.

Legal reserve

Pursuant to the provisions of the Business Associations Law, the Company is required to set up a legal reserve of not less than 5% of the positive result from addition of net profits for the year, prior year adjustments, transfer of other comprehensive income to retained earnings and losses accumulated in prior years, until the legal reserve equals 20% of Capital stock plus Adjustment to capital account balance.

Reserve for future dividends

It is the amount allocated by the Shareholders’ Meeting to set up a Reserve for future dividends. In addition, the Shareholders’ Meeting delegated to the Company’s Board of Directors the determination of the dividend distribution date and amount until the next Shareholders’ Regular Meeting that will deal with fiscal year ending December 31, 2012.

Reserve for future investments

It is the specific amount allocated by the Shareholders’ Meeting to set up a Reserve for future investments.

Retained earnings

Until December 2011, retained earnings include accumulated gains or losses which were not allocated to a specific purpose and, when positive, are distributable pursuant to a resolution adopted at the Shareholders’ Meeting, provided they are not subject to legal restrictions, as mentioned under “Legal Reserve”.

It includes retained earnings carried forward from prior years, amounts transferred from other comprehensive income and prior year adjustments resulting from the application of the accounting standards.

General Resolution 593/2011 issued by the CNV provided that Shareholders’ Meetings dealing with financial statements in which the Retained Earnings account has a positive balance, shall adopt an express resolution as to allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholder’s Meeting complied with the abovementioned at the meeting held on March 29, 2012.

2.6.10. Banking and financial debt:

Financial debt was initially recognized at fair value net of transaction costs incurred. Financial debt is subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and redemption value is recognized in the statement of income throughout the life of the banking and financial debt instruments using the effective interest method.

Banking and financial debt is classified as current liabilities unless the Company has the right to defer settlement of the liability by at least 12 months following the balance sheet date.

2.6.11. Labor costs liabilities:

Labor costs liabilities are accrued over the employees’ periods of service.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining a reliable estimated cost of defined benefit plans granted to employees, the Company has used actuarial assumptions, making estimates as to applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the plan assets, with which the obligations will be settled.

The balance of unrecognized actuarial gains and losses at transition date was recorded against retained earnings, this adopting IFRS 1 exemption. Actuarial gains and losses arising subsequent to transition date are recognized in the statement of income using the corridor method.

2.6.12. Taxes

2.6.12.1. Income tax:

Income tax expense for the period comprises current and deferred tax and is recognized in the Statement of Income, except to the extent it relates to items recognized in the Statement of Comprehensive Income. In this case, the tax is also recognized in such Statement.

The current income tax expense is calculated on the basis of the tax laws in force or in process of enactment at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. The Company’s Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate.

The Company accounts for the deferred tax balance using the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences between the accounting and tax measurement of assets and liabilities. Temporary differences result in the recognition of tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without prejudice of the offsetting of the pertinent amounts. The Company recognizes deferred tax assets if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

Deferred assets and liabilities are measured at the tax rate that is expected to be applicable in the period when the asset will be realized or the liability settled, on the basis of the tax rates or  regulations that are legally or actually applicable at the balance sheet date.

The Company recognizes deferred tax assets if it is considered probable that there will be sufficient future taxable profit against which temporary differences could be used. At each balance sheet date, Petrobras Argentina assesses unrecognized deferred assets. Petrobras Argentina recognizes a previously unrecognized deferred asset if it is deemed that it is more likely than not that future taxable income will be sufficient to recover deferred tax assets.

The deferred tax assets and liabilities are stated at their nominal value.

Income tax rates prevailing at period-end in Argentina, Venezuela, Brazil, Ecuador, Bolivia, Austria and Spain are 35%, 50%, 34%, 24%, 25%, 25% and 30%, respectively. In the case of Ecuador, an additional charge for labor participation is applied, with the applicable rate rising to 35.40%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

2.6.12.2. Minimum presumed income tax:

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income for the year, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the three-month periods ended March 31, 2012 and 2011, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.13. Basic and diluted earnings per share:

Basic earnings per share were calculated by dividing income available to the controlling company’s shareholders by the weighted-average number of shares outstanding during the reporting period.

Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

2.6.14 Revenue recognition:

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered under the terms of the related agreements, that is, when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Sales revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and working interest will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s working interest in the consortium. On March 31, 2012 and December 31, 2011 and 2010 gas imbalance liabilities were 6, 6 and 5, respectively, attributable to 77, 80 and 99 million cubic meters, respectively.

 The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Statement of Income.

Sales revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

3. Critical accounting judgment and key sources of estimation of uncertainty

In the preparation of financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, depreciation, abandonment costs, provisions, fair value of financial instruments, pension plan liabilities, and income tax, among the most significant estimates. Through the Company’s Management uses estimates and assumptions that are periodically reviewed, actual results may differ from these estimates.

Estimates and assumptions are periodically reviewed and are based on historical experience and other factors, including forward-looking expectations considered reasonable under the circumstances.

In the preparation of the financial statements, the Company makes certain estimates and assumptions concerning the future. Actual future results may differ from these estimates. The most significant estimates and assumptions are described below:

3.1 Oil and gas reserves

Reserves mean oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under work contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on its interpretation and judgment.

Reserve estimates are adjusted when so justified by changes in the evaluation criteria or at least once a year. These reserve estimates have taken into account estimates made by oil and gas consulting companies.

3.2 Provision for well abandonment

Well abandonment liabilities after the end of operations imply that the Company’s Management makes estimates relating to long-term abandonment costs and the amount of time remaining until abandonment. It should be pointed out that technology, costs and political, environmental, safety and public relation considerations constantly change and may give rise to differences between actual future costs and estimates.

3.3 Impairment of assets

For the purpose of assessing recoverability of non financial assets, assets are grouped at the lower levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associate company is considered a cash generating unit.

3.4. Allowance for bad debts

The Company’s Management makes estimates as to the recoverability of receivables and analyzes trade receivables according to standard criteria and when it learns of a third party’s  inability to fulfill financial obligations, the amount is adjusted through an allowance for bad debts. The Management specifically analyzes accounts receivable, customers’ creditworthiness, current economic trends and changes in customer’s payment terms when assessing the adequate allowance for bad debts.

3.5. Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company’s Management reviews the status of each contingency and assesses potential financial exposure. If the potential loss from the contingency is considered probable and the amount can be reasonably estimated, a provision is recorded. The Company’s Management estimates the amount of such provision based on available information and the assumptions and methods deemed appropriate. These estimates are primarily worked out with the assistance of legal counsel. As additional information becomes available to the Company, estimates are revised and adjusted periodically.

Unfavorable contingencies relate to conditions existing as of the date of the financial statements that may result in a loss to the Company, but which will only be materialized when one or more future events occur or fail to occur. Contingent liabilities are assessed by the Company’s Management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account, at present value at closing date, based on the best estimate of the expenditure required to settle the liability. The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are included in the reserve if they may be reasonably estimated. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in this case the nature of the guarantee is disclosed in a note to the financial statements.

3.6  Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recording and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is set up on the basis of the probability that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

4. Information by segments

The Company prepares this information based on business segment criteria and also prepares relevant information by geographical area.

4.1 Business segments:

There follows detailed information on each business segment identified by the Company’s Management:

03/31/2012					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Current assets	1,252	1,715	905	909	743	5,524
Investments un affiliates	-	-	-	650	-	650
Investment in joint control	2,858	147	-	-	-	3,005
Other Investments	104	-	-	102	103	309
Property, plant and equipment	4,614	1,091	365	792	93	6,955
Non-current other assets	360	55	24	222	822	1,483
Total assets	9,188	3,008	1,294	2,675	1,761	17,926
Total liabilities	2,804	1,702	478	461	1,990	7,435

	12/31/2011					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Current assets	1,221	1,949	517	956	481	5,124
Investments un affiliates	-	-	-	724	-	724
Investment in joint control	2,795	148	-	-	-	2,943
Other Investments	102	-	-	106	140	348
Property, plant and equipment	4,712	1,163	271	814	96	7,056
Non-current other assets	344	56	22	225	808	1,455
Total assets	9,174	3,316	810	2,825	1,525	17,650
Total liabilities	2,743	1,893	235	489	1,947	7,307

	12/31/2010					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Current assets	1,617	1,835	993	635	1,498	6,578
Investments un affiliates	-	-	-	691	-	691
Investment in joint control	2,828	141	-	-	-	2,969
Other Investments	-	-	-	121	150	271
Property, plant and equipment	4,446	1,094	875	775	105	7,295
Non-current other assets	42	60	91	293	250	736
Total assets	8,933	3,130	1,959	2,515	2,003	18,540
Total liabilities	1,811	1,897	774	433	3,672	8,587

Consolidated Statement of Income	For the three-month period ended March 31, 2012					
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Net sales						
To third parties	45	1,523	617	538	-	2,723
Inter-segment	1,224	68	52	37	(1,381)	-
	1,269	1,591	669	575	(1,381)	2,723
Cost of sales	(819)	(1,439)	(662)	(483)	1,362	(2,041)
Gross profit (loss)	450	152	7	92	(19)	682
Administrative and selling expenses	(51)	(106)	(17)	(8)	(76)	(258)
Exploration expenses	(24)	-	-	-	-	(24)
Other operating (expenses) income, net	(20)	(1)	(15)	6	(64)	(94)
Equity in earnings of affiliates	20	(2)	-	(74)	-	
						306
Operating income (loss)	375	43	(25)	16	(159)	250
Other	(26)	(15)	-	8	(73)	(106)
Net income (loss) continued operations	349	28	(25)	24	(232)	144
Net income discontinued operations	-	-	-	-	-	-
Net income (loss)	349	28	(25)	24	(232)	144

Consolidated Statement of Income	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
	For the three-month period ended March 31, 2011					
Net sales						
To third parties	37	1,748	314	490	-	2,589
Inter-segment	854	81	16	35	(986)	-
	891	1,829	330	525	(986)	2,589
Cost of sales	(620)	(1,633)	(286)	(393)	980	(1,952)
Gross (loss) profit	271	196	44	132	(6)	637
Administrative and selling expenses	(46)	(109)	(10)	(1)	(92)	(258)
Exploration expenses	(45)	-	-	-	-	(45)
Other operating (expenses) income, net	(232)	2	(16)	16	(39)	(269)
Equity in earnings of affiliates	6	17	-	(8)	-	15
Operating income (loss)	(46)	106	18	139	(137)	80
Other	(1)	(17)	-	10	(106)	(114)
Net (loss) income continued operations	(47)	89	18	149	(243)	(34)
Net income discontinued operations	-	-	706	-	-	706
Net income (loss)	(47)	89	724	149	(243)	672

4.2 Relevant information by geographical area

There follows information on assets, net sales, operating income and equity in earnings of affiliates grouped by geographical area:

03/31/2012						
	Argentina	Venezuela	Bolivia	Brasil (a)	Ecuador	Other and eliminations	Total
Current assets	5,321	41	78	-	75	9	5,524
Investments un affiliates	650	-	-	-	-	-	650
Investment in joint control	372	2,494	-	-	139	-	3,005
Other receivables	102	104	-	-	103	-	309
Property, plant and equipment	6,726	-	211	-	18	-	6,955
Non-current other assets	1,160	-	2	-	315	6	1,483
Total assets	14,331	2,639	291	-	650	15	17,926

	12/31/2011						
	Argentina	Venezuela	Bolivia	Brasil	Ecuador	Other	Total
Current assets	4,915	42	77	-	76	14	5,124
Investments un affiliates	724	-	-	-	-	-	724
Investment in joint control	364	2,450	-	-	129	-	2,943
Other receivables	105	102	-	-	141	-	348
Property, plant and equipment	6,849	-	188	-	18	1	7,056
Non-current other assets	1,141	-	2	-	309	3	1,455
Total assets	14,098	2,594	267	-	673	18	17,650

	12/31/2010						
	Argentina	Venezuela	Bolivia	Brasil (a)	Ecuador	Other and eliminations	Total
Current assets	5,265	146	73	578	490	26	6,578
Investments un affiliates	691	-	-	-	-	-	691
Investment in joint control	336	2,518	-	-	115	-	2,969
Other receivables	123	-	-	-	148	-	271
Property, plant and equipment	6,486	-	173	617	17	2	7,295
Non-current other assets	689	-	2	40	4	1	736
Total assets	13,590	2,664	248	1,235	774	29	18,540

	03/31/2012						
	Argentina	Venezuela	Bolivia	Brasil (a)	Ecuador	Other and eliminations	Total
Net sales							
To third parties	2,682	-	35	-	-	6	2,723
Inter-segment	-	-	-	-	-	-	-
Total	2,682	-	35	-	-	6	2,723
Operating income (loss)	243	-	18	-	(12)	1	250

	03/31/2011						
	Argentina	Venezuela	Bolivia	Brasil	Ecuador	Other and eliminations	Total
Net sales							
To third parties	2,557	-	26	-	-	6	2,589
Inter-segment	21	-	-	-	-	(21)	-
Total	2,578	-	26	-	-	(15)	2,589
Operating income (loss)	283	-	11	-	(216)	2	80

5. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

6. Administrative and selling expenses

7. Exploration expenses

8. Other operating expenses

9. Financial income (expenses) and holding gains (losses)

10. Earnings per share

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

There have been no transactions involving common shares or potential common shares between the period closing date and the presentation of these financial statements.

11. Cash and cash equivalents

12.  Investments in related companies

12.1. Investments in joint ventures

12.1.1. Distrilec:

Petrobras Argentina holds a 48.50% indirect interest in Distrilec through Petrobras Finance Bermudas and PEDASA.

Distrilec may change its equity interest and sell its shares in Edesur only with the approval of the ENRE. In addition, over the entire term of Edesur’s concession, Class “A” shares in Edesur shall remain pledged as security for compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of economic and voting rights associated with Edesur’s shares.

12.1.2. CIESA:

The shareholders of CIESA, the parent company of TGS, may only sell their Class “A” shares representing 51% of TGS¢s capital stock, with the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

12.1.3. Economic and financial position of Edesur:

Edesur has been conducting operations within an adverse context that has affected its income and liquidity. Since there are certain events beyond Edesur’s control that must occur to reverse the current situation, especially in connection with the tariff increase, there is uncertainty as to the future development of the business.

Edesur estimates that recognition of higher costs contemplated in the Memorandum of Agreement signed with the licensor and implementation of the Comprehensive Tariff Review will allow to restore the economic and financial balance of the Concession Agreement.

As of the date of these financial statements, the requests submitted by Edesur requiring compliance with the agreements made are still pending resolution by the regulatory authorities. Until all the provisions of the Memorandum of Agreement are complied with, Edesur persists in exercising its rights with a view to restoring the balance in operating cash flow to continue providing the service and protect its assets.

12.2. Investments in associate companies

(1) Movements for the three-month period ended March 31, 2012 are shown under “Deferred Income”

12.3 Equity in earnings of associates

12.4 Dividends received:

13. Financial instruments

13.1. Financial instruments by category

The accounting policies for financial instruments have been applied to the following items:

Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

The carrying amount of cash, cash equivalents, accounts receivable and short-term debt approximate fair value because of the short-term maturity of these items.

Fair value of investments in mutual funds was estimated on quoted market prices as of balance sheet date for identical assets in active markets and accordingly was categorized in Level 1.

Fair value of publicly offered long-term debt obligations was estimated on the quoted market prices for such debt obligations at reporting date and in connection with the remaining long-term debt obligations, fair value was estimated on current rates available to the Company for debt obligations with similar maturities.

Estimated fair value of financial instruments as of March 31, 2012, except for the above mentioned financial instruments whose carrying value approximate fair value, are as follows:

13.3. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs used to measure fair value:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 were the following:

14. Other investments

15. Trade receivable and other receivables

(1) Movements for the three-month period ended on March 31, 2012 are shown under Financial income (expense) and holding gain (loss).

(1)  Movements for the three-month period ended March 31, 2012 are shown under Deferred Income

16. Inventory

17. Property, plant and equipment

17.1 Changes in Property, Plant and Equipment

18. Discontinued operations

Innova

In March 2011, the Company, through it is controlled company Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. it is interest in Innova S.A. in the amount of US$332 million. This transaction resulted in the discontinuance of operations in Brazil and in a reversal of 134 shown in Deferred Income.

In the three-month period ended March 31, 2011, the Company recognized a gain of 706 from discontinued operations.

The table below shows the breakdown of statements of income and the most relevant information of cash flows regarding presentation of discontinued operations as of March 31, 2011:

19. Capital stock

As of March 31, 2012, the Company’s capital stock totaled 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. As of the date of these financial statements, approval for registration formalities in connection with the issue is still pending.

20. Retained earnings

(1) The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 as of December 31, 2011, according to the local regulations effective as of that date..

21. Other reserves

22. Financing

The breakdown of loans as of March 31, 2012 and December 31, 2011 and 2010 is as follows:

Loan movements

Movements in loans and financing as of March 31, 2012 and 2011 are as follows:

Breakdown of long-term debt

Non-current loan liabilities as of March 31, 2012 are as follows:

:

Maturities of non-current loans as of March 31, 2012 are as follows:

23. Current and deferred income tax

Income tax disclosed in the Statement of Income and Deferred tax are broken down as follows:

(2) The Company’s Management evaluates recoverability of tax loss carry forwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income considering the term of expiration of tax loss carry forwards, future reversal of existing temporary differences and recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The reconciliation between income tax expense charged to the statement of income and the amount calculated by applying the prevailing income tax rate of 35% on income before taxes and minority interest is as follows:

:

Tax loss carry forwards may be used through the dates indicated below:

24. Social security benefits and other payroll benefits

As of March 31, 2012, changes in pension plan liabilities are as follows:

As of March 31, 2012 and December 31, 2011, the defined benefit obligation includes 159 and 151 of Compensatory Fund and 40 and 37 of Indemnity Plan, respectively.

.

25. Provisions and other liabilities

26. Related party transactions

Balances and transactions with related companies

Balances as of March 31, 2012 and December 31, 2011 and 2010 for transactions with related companies are the following:

Main transactions with related companies for the periods ended March 31, 2012 and 2011 are the following:

27. Operations in oil and gas joint ventures

Relevant information on assets, liabilities and results on account of the Company’s interest in joint ventures includes the following:

(Stated in millions of pesos)

Exploitation concession for the Veta Escondida area

On April 4, 2012 Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the exploitation concession for the Veta Escondida area. In this respect, the Company complied with all licensee requirements and did not commit any breach allowing the Government of Neuquén to make this decision.

The Company understands that its exploration and exploitation rights are still in force, within the framework of the concession granted and the pertinent renegotiation relating to term extension, pursuant to the agreements made with the Neuquén Province under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, under which the concession is scheduled to terminate by 2027. Within this context, the Company will enforce the relevant rights.

28. Subsequent events

Except as indicated in the remaining notes, no other events have occurred subsequent to year end that may significantly affect the Company’s financial position as of March 31, 2012, or the results of its operations for the three-month period then ended.

29. Adoption of the International Financial Reporting Standards

The accounting policies included in Note 2 to the financial statements have been used to prepare the information for the three-month period ended on March 31, 2012, the period ended on March 31, 2011 presented on a comparative basis, information as of December 31, 2011 and as of the date of transition.

In preparing the first financial statements under IFRS, the Company adjusted amounts previously reported in its financial statements under previous applicable accounting principles. Transition from previous generally accepted accounting principles to IFRS had an impact on the financial position, results of operations and cash flows as contemplated in Note 22 to the financial statements as of December 31, 2011.

One-time exemptions allowed under IFRS 1

The Company considered certain “one-time exemptions” allowed under IFRS 1 for the first-time adoption of the IFRS provided by the IASB in order to facilitate first-time adoption of such standards. The Company, in particular, applied the following:

- Transition Date

The Company elected to measure assets and liabilities according to the IFRS considering January 1, 2009 as the transition date, based on the transition date of its indirect controlling company Petróleo Brasileiro.

- Property, Plant and Equipment (“PP&E”):

Prior to IFRS adoption, the Company’s financial statements were presented in constant currency, following the restatement method contemplated under TR No. 6 of the FACPCE and according to the modalities established in General Resolutions No. 415 and 441 of the CNV.

The Company elected to consider as deemed cost at the IFRS transition date, the cost of items of  PP&E restated under applicable accounting standards prior to IFRS adoption.

- Business combinations

The Company elected not to retroactively apply IFRS 3 (Revised 2008) to business combinations effected prior to the transition date.

- Well plugging included in PP&E cost

Prior to IFRS adoption, the Company adopted SFAS 143 (Accounting for Asset Retirement Obligations) of the Financial Accounting Standards Boards (FASB), codified in ASC Topic 410 (Asset Retirement and Environmental Obligations), according to which the future liability for well plugging and area dismantling must be recorded at its present value as a provision considering historical rates for each period in which the provision was set up. Upon adoption of IFRIC 1 (Changes in existing liabilities for dismantling, restoration and similar events), provision for well abandonment and area dismantling must reflect changes in current discount rates from one period to the next.

The Company elected to estimate the amount that would have been included in the cost of the related asset when the liability first arose, applying the exemption contemplated in IFRS 1.

- Defined benefit plans

Unrecognized actuarial losses and gains at transition date were recorded against accumulated gains, under the exemption contemplated in IRFS 1.

Actuarial gains and losses arising subsequent to transition date are recognized in the statement of income using the corridor method.

Alternative criteria for subsequent measurement of assets and liabilities under IFRS

In addition, the IFRS provide alternative criteria for the subsequent measurement of assets and liabilities. The Company, in particular, considered the following:

- Measurement of items of Property, plant & equipment:

The IFRS allow companies to apply the cost model or the revaluation model as accounting policy to an entire class of Property, Plant & Equipment. The Company decided to continue applying the cost model to all classes of items of PP&E.

- Defined benefit plans:

IAS 19 allows recognition of part of actuarial gains and losses with impact on the statement of income using the corridor method, or else, adoption of a policy for the recognition of actuarial gains and losses in the period in which they occur, in Other comprehensive income (OCI). The Company decided to continue applying the corridor method.

- Interests in joint ventures:

IAS 31 allows recognition of interest in joint ventures using the equity method or the proportionate consolidation method. The Company decided to use the equity method as from transition to the IFRS for CIESA and Distrilec, companies over which the Company exercises joint control.

Reclassifications

The following reclassifications were made to adjust the Company’s presentation to the IFRS requirements:

- Advances to suppliers, which were presented as part of Inventories or Property, Plant and Equipment, were reclassified to the Other receivables line item in Current and non-current assets, as applicable.

Reconciliations of income statement of consolidated financial statements as of March 31, 2011

Based on the above considerations, the main impacts identified as a result of IFRS adoption are the following:

(1) Under IFRS, Inventories are valued at cost or at net realizable value, whichever is lower, while under the previous generally accepted accounting principles, Inventories are valued at replacement or reproduction cost.

(2) The Company recognized measurement adjustments in the valuation of interest in related companies, those recognized in Petrolera Entre Lomas S.A., CIESA and Distrilec being the most significant.

(3) Difference in the rate used for valuation of the discount of the well plugging provision.

(4) Recognition of actuarial differences accumulated as of the transition date.

(5) Effect on income tax on the above mentioned items to be reconciled to IFRS.

2011								
		Effects IFRS´s adoption							IFRS
	Argentine GAAP	Deconsolidation (a)	Valuations adjustments		Discontinued operations (n)	Disclosure adjustments		Total	
Net sales	3,892	(501)	-		(675)	(127)	(g)	(1,303)	2,589
Cost of sales	(2,945)	360	19	(b)	514	100	(h)	993	(1,952)
Gross (loss) profit	947	(141)	19		(161)	(27)		(310)	637
Administrative and selling expenses	(478)	70	-		118	32	(i)	220	(258)
Exploration expenses	(45)	-	-		-	-		-	(45)
Other operating expenses	(38)	19	-		(37)	(213)	(j)	(231)	(269)
Equity in earnings of affiliates	-	-	-		-	15	(k)	15	15
Operating (loss) income	386	(52)	19		(80)	(193)		(306)	80
Equity in earnings of affiliates	25	(13)	3	(c)	-	(15)	(k)	(25)	-
Financial income (expenses) and holding gains (losses)									
Generated by assets:									
Interest	38	(13)	-		(2)	-		(15)	23
Foreign exchange gains (losses)	77	(9)	-		(8)	-		(17)	60
Holding gains (losses)	(4)	(2)	6	(d)	-	-	(m)	4	-
Other financial expenses, net	(10)	-	-		-	(2)		(2)	(12)
	101	(24)	6		(10)	(2)		(30)	71
Generated by liabilities:									
Interest	(110)	32	(4)	(e)	3	-		31	(79)
Foreign exchange (losses) gains	(77)	29	-		4	-		33	(44)
Other financial (expenses) income, net	(26)	6	-		4	-		10	(16)
	(213)	67	(4)		11	-		74	(139)
Other income (expenses), net	513	-	-		(723)	210	(j)	(513)	-
Income (loss) before income tax and non-controlling interest	812	(22)	24		(802)	-		(800)	12
Income tax	(146)	10	(6)	(f)	96	-		100	(46)
Non-controlling interest	(13)	12	-		-	1	(l)	13	-
Income (loss) for continued operations	653	-	18		(706)	1		(687)	(34)
Income for discontinued operations	-	-	-		706	-		706	706
Net income	653	-	18		-	1		32	672
Basic/diluted earnings per share - Stated in Argentine pesos	0.647	0.000	0.018		(0.699)	0.001		(0.680)	(0.034)
Attributable to:									
Shareholders	653	-	18		-	-		18	671
Non-controlling interest	-	-	-		-	1		1	1
	653	-	18		-	1		19	672

a) Relates to deconsolidation of CIESA and Distrilec.
(b) Includes a gain of 29 resulting from inventory adjustment and a loss of 10 resulting from asset retirement obligations.
(c) Relates to valuation adjustments of long-term investments.
(d) Relates to gain (loss) on holding of inventories.
(e) Relates to revaluation of liabilities resulting from asset retirement obligations.
(f) Relates to the deferred tax effect.
(g) Includes 100 attributable to purchases and sales of inventory with the same counter party and 27 to gross sales tax.
(h) Relates to sales to purchases and sales of inventory with the same counter party.
(i) Includes 27 attributable to gross sales tax.
(j) Includes 513 from Other income (expenses), net.
(k) Relates to income from non-current investments,
(l) Relates to non-controlling interest.
(m) Includes (2) attributable to inventory adjustment.
(n) Related to adjustmentsof disclosure on the result of Innova.

Effects of IFRS adoption on the Statement of Cash Flow

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos
ASC	Accounting Standards Codification
Bol	Bolivares
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A
CIESA	Compañía de Inversiones de Energía S.A.
CNDC	Comisión Nacional de Defensa de la Competencia
CNV	Comisión Nacional de Valores
CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires
Distrilec	Distrilec Inversora S.A
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
Estados Unidos	Estados Unidos de Norteamérica
ENARGAS	Ente Nacional Regulador del Gas
ENRE	Ente Nacional Regulador de la Electricidad
EPCA	Enron Pipeline Company Argentina S.A
EU	Euros
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas
FASB	Financial Accounting Standard Board
FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica
GLP	Gases Licuados del Petróleo
IASB	International Accounting Standards Board
IGJ	Inspección General de Justicia
LGN	Líquidos del Gas Natural
LSC	Ley de Sociedades Comerciales
MEM	Mercado Eléctrico Mayorista
MEP	Ministerio de Energía y Petróleo de Venezuela
MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios
NCV	Normas contables vigentes
NIIF	Normas internacionales de información financiera
NIC	Normas internacionales de contabilidad
OCP	Oleoducto de Crudos Pesados Ltd.
OPEP	Organización de Países Exportadores de Petróleo
PDVSA	Petróleos de Venezuela S.A.
PEDASA	Petrobras Electricidad de Argentina S.A.
PEN	Poder Ejecutivo Nacional
PEPSA	Petrobras Energía Participaciones S.A
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.
PIB BV	Petrobras Internacional Braspetro BV
PVIE	Petrobras Valores Internacional de España S.L.
RT	Resolución Técnica
RTI	Revisión Tarifaria Integral
SCyCG	Subsecretaría de Coordinación y Control de Gestión
SFAS	Statement of Financial Accounting Standard
TGS	Transportadora de Gas del Sur S.A
UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos
U$S	Dolares estadounidenses
VN	Valor Nominal
VNR	Valor Neto de Realización
WTI	West Texas Intermediate
WTS	West Texas Sour
YPFB	Yacimientos Petrolíferos Fiscales Bolivianos
$ Bol	Pesos bolivianos

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Argentina S.A.

1. We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA" or "the Company") and its subsidiaries, including the consolidated balance sheet at March 31, 2012, the consolidated statements of income and comprehensive income and the consolidated statements of changes in shareholders' equity and cash flows for the three-month period then ended and the selected explanatory Notes.

2. The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as professional accounting standards and added by the National Securities Commission (“CNV”) to its regulations, as approved by the International Accounting Standard Board (“IASB”). Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in 1., in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (“IAS 34”). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3. Except for paragraph 4., our review was limited to the application of the procedures established by Technical Resolution No. 7 of the FACPCE for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4. We were unable to review the financial information at March 31, 2012 supporting the value recorded for the direct and indirect investments in (i) “mixed companies” on Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (operators of certain hydrocarbon areas in Venezuela) the recorded amount of which totals $ 2,355 million, and (ii) Distrilec S.A., the recorded value of which amounts to $ 379 million.

5.The Company has estimated at March 31, 2012 the recoverable value of its direct and indirect equity investments in (i) “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A., the recorded value of which amounts to $ 2,355 million, (ii) Compañía de Inversiones de Energía S.A. (“CIESA”), the recorded value of which amounts to $ 271 million and (iii) Distrilec S.A., the recorded value of which amounts to $ 379 million. The materialization of certain significant estimates made by the Company to determine the recoverable value of these investments depends upon future events and actions, some of which are outside its direct control and which might, possibly, affect the recorded value of those assets.  In addition, in relation to the companies Distrilec S.A. and CIESA, there is uncertainty as to the possibility that the Companies will continue operating as a going concern.

6. Based on our review, except for the effects that possible adjustments and/or reclassifications, if any, might have on the condensed interim consolidated financial statements, had the scope limitation to our work not existed as mentioned in paragraph 4 and considering the effects of possible adjustments and reclassifications, if any, on the condensed interim consolidated financial statements that might be required from the resolution of the uncertainties described in paragraph 5., nothing has came to our attention that causes as to believe that the condensed interim consolidated financial statements mentioned in paragraph 1, have not been prepared in all material respects, in accordance with IAS 34.

7. The figures included in these condensed interim consolidated financial statements at March 31, 2011, arise from financial statements issued by the Company in accordance with prevailing accounting standards at that date, which were reviewed by other auditor, who issued a limited review report on May 10, 2011 with observations related to (i) a scope limitation due to the failure to be provided with the financial statements and valid and sufficient audit evidence on the valuation of investments in the “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A.  (ii) uncertainty as to the assumptions used by the Company to determine the recoverable value of investments in the “mixed companies” from Venezuela and in CIESA.  Subsequently, the Company determined valuation and disclosure adjustments to adapt the figures at March 31, 2011 to the International Accounting Standard No. 34 and disclose the comparative information on these bases. We have no observations to make on these adjustments.

8. The figures included in these condensed interim consolidated financial statements at December 31, 2011 and 2010, arise from financial statements issued by the Company in accordance with prevailing accounting standards at that date, which were reviewed by other auditor, who issued an audit report on February 8, 2012 including qualifications related to (i) a scope limitation due to the failure to be provided with the audited financial statement and valid and sufficient audit evidence on the valuation of investments in the “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. at December 31, 2011 and 2010 as well as Distrilec S.A. and CIESA at December 31, 2011; and  (ii) uncertainty as to the assumptions used by the Company to determine the recoverable value of the “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. and CIESA at December 31, 2011 and 2010 and Distrilec S.A. at December 31, 2011.  Subsequently, the Company determined valuation and disclosure adjustments to adapt the figures at December 31, 2011 and 2010 to the International Accounting Standard 34 and disclose the comparative information on these bases. We have no observations to make on these adjustments.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, Argentina

May 9, 2012

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 07/12/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney